HECO Exhibit 12

Hawaiian Electric Company, Inc.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Years ended December 31	2005	2004	2003	2002	2001
(dollars in thousands)

Fixed charges
Total interest charges	$49,408	$49,588	$44,341	$44,232	$47,056
Interest component of rentals	1,311	909	820	663	728
Pretax preferred stock dividend requirements of subsidiaries	1,461	1,459	1,430	1,434	1,433
Preferred securities distributions of trust subsidiaries	—	—	7,675	7,675	7,675

Total fixed charges	$52,180	$51,956	$54,266	$54,004	$56,892

Earnings
Income before preferred stock dividends of HECO	$73,882	$82,257	$79,991	$91,285	$89,380
Fixed charges, as shown	52,180	51,956	54,266	54,004	56,892
Income taxes (see note below)	44,623	49,479	49,824	56,658	55,416
Allowance for borrowed funds used during construction	(2,020)	(2,542)	(1,914)	(1,855)	(2,258)

Earnings available for fixed charges	$168,665	$181,150	$182,167	$200,092	$199,430

Ratio of earnings to fixed charges	3.23	3.49	3.36	3.71	3.51

Note:
Income taxes is comprised of the following:
Income tax expense relating to operating income from regulated activities	$45,029	$50,059	$50,175	$56,729	$55,434
Income tax benefit relating to results from nonregulated activities	(406)	(580)	(351)	(71)	(18)

	$44,623	$49,479	$49,824	$56,658	$55,416